Free Writing Prospectus

VanEck Merk Gold Trust

2020-12-01 performance-distribution tab

0001546652

Pursuant to 433/164

333-238022

OUNZ
VanEck Merk Gold Trust

Fund Description

VanEck® Merk® Gold Trust seeks to provide investors with a convenient and cost-efficient way to buy and hold gold through an exchange traded product with the option to take physical delivery of gold.

Fund Ticker	OUNZ
Exchange	NYSE Arca
Sponsor	Merk Investment LLC
Trustee	Bank of New York Mellon
Custodian	JPMorgan Chase Bank, N.A.
Marketing Agent	Van Eck Securities Corp.

as of 11/30/20

Total Net Assets	$398.9M
Options	Available
Commencement	05/16/2014
ETF Structure	Physical
Expense Ratio	0.25%

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Performance History: Average Annual Total Returns* (%)

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Month End as of 10/31/20

	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE 05/16/14
OUNZ (NAV)	-0.29	-4.29	23.21	24.11	13.55	10.06	--	5.49
OUNZ (Share Price)	-0.38	-4.98	23.37	23.95	13.50	10.05	--	5.46

	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	LIFE 05/16/14
OUNZ (NAV)	-3.62	6.64	23.57	26.57	13.27	10.68	--	5.61
OUNZ (Share Price)	-4.27	5.81	23.84	27.53	13.34	10.64	--	5.60

**Returns less than one year are not annualized.*

The table presents past performance which is no guarantee of future results and which may be lower or higher than current performance. Returns reflect temporary contractual fee waivers and/or expense reimbursements. Had the ETF incurred all expenses and fees, investment returns would have been reduced. Investment returns and ETF share values will fluctuate so that investors' shares, when redeemed, may be worth more or less than their original cost. ETF returns assume that dividends and capital gains distributions have been reinvested in the Fund at NAV.

Growth of hypothetical $10,000 investment as of 11/30/2020



VALUE
$16 000
$14 000
$12 000
$10 000
$8 000
$6 000
01/01/2015
01/01/2016
01/01/2017
01/01/2018
01/01/2019
01/01/2020
OUNZ

3 Months | 6 Months | 1 Year | 3 Years | 5 Years | Since Inception 05/16/2014

MAY 16 2014 TO NOV 30 2020 Go

This graph illustrates a hypothetical $10,000 investment in the ETF invested at NAV. Returns reflect capital appreciation and the reinvestment of dividends and capital gains, if any, as well as all fees and expenses. Results reflect past performance and do not guarantee future results.

Best & Worst Quarter Returns (%)

as of 09/30/20

Best quarter	+9.78%	2Q'20
Worst quarter	-5.12%	3Q'18

Best & Worst Quarter Returns are based on NAV, reflect

NAV History

as of 10/31/20

52-Week High (08/06/20)	$20.17
52-Week Low (11/12/19)	$14.21

NAV & Premium/Discount History

the period since the Fund's inception, and are updated quarterly.

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Important Disclosure

VanEck only serves professional clients in countries where the funds are registered or where funds can be sold in accordance with local private placement rules.

[1]IIV is an abbreviation for the intraday indicative value of an ETF's Shares (and is also known as the Indicative Optimized Portfolio Value or IOPV), and is disseminated every 15 seconds during regular trading hours. The IIV is based on the current market value of the securities and/or cash required to be deposited in exchange for a Creation Unit. The IIV does not necessarily reflect the precise composition of the current portfolio of securities held by the Fund at a particular point in time or the best possible valuation of the current portfolio. Therefore, the IIV should not be viewed as a "real-time" update of the Fund's NAV, which is computed only once a day. The Fund is not involved in, or responsible for, the calculation or dissemination of the IIV and makes no warranty as to its accuracy.

[2]Morningstar Ratings: If applicable, when the ETF is rated three stars or more for any given period. ©Morningstar, Inc. All Rights Reserved. The information contained herein: (1) is proprietary to Morningstar; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Merk Gold Trust's ("Trust") investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the gold held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value ("NAV"). Brokerage commissions will reduce returns.

The request for redemption of shares for gold is subject to a number of risks including but not limited to the potential for the price of gold to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the

securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

Commodities and commodity-index linked securities may be affected by changes in overall market movements and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the gold held by the Trust (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor's ongoing expenses, the amount of gold represented by each Share will decline over time. Investing involves risk, and you could lose money on an investment in the Trust. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

The sponsor of the Trust is Merk Investments LLC (the "Sponsor"). Van Eck Securities Corporation and Foreside Fund Services, LLC, provide marketing services to the Trust.

Van Eck Securities Corporation, Distributor
666 Third Avenue
New York, NY 10017

800.826.2333

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